[Letterhead of Sullivan & Cromwell LLP]

April 5, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Michael Clampitt, Senior Attorney

Re:	Bank of Montreal

    Amended Registration Statement on Form F-4

    Filed March 11, 2011 - File No. 333-172012

    Form 40-F for the Fiscal Year Ended October 31, 2010

    Filed December 8, 2010 - File No. 001-13354

    Marshall & Ilsley Corporation

    Form 10-K for the Fiscal Year Ended December 31, 2010

    Filed March 1, 2011 - File No. 001-33488

Dear Mr. Clampitt:

On behalf of Bank of Montreal (the “Company”) and Marshall & Ilsley Corporation (“M&I”), we hereby submit the Company’s and M&I’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 29, 2011 with respect to the above-referenced Amended Registration Statement on Form F-4 (the “Registration Statement”), the above-referenced Form 40-F for the fiscal year ended October 31, 2010 (the “Form 40-F”) and above-referenced Form 10-K for the fiscal year ended December 31, 2010

(the “Form 10-K”). The responses provided herein were provided by the Company and M&I.

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy

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copies of Amendment No. 2 marked to indicate changes from the version filed on March 11, 2011.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company. All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 2.

Bank of Montreal

Amended Registration Statement on Form [F]-4

General

1.	We note that M&I’s 2010 compensation information will be included in an amendment to the Form 10-K for the fiscal year ended December 31, 2010. Please note that we may have comments on this disclosure once it has been filed.

The Company notes the Staff’s comment.

Exhibits 8.1, 8.2 and 8.3

2.	You are not permitted to file short-form opinions unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion. Please revise your disclosure accordingly or please file long-form tax opinions.

Please see the revised disclosure on pages 64-65 and 71 of Amendment No. 2.

Form 40-F for the Fiscal Year Ended October 31 2010

Exhibit 99.1

General Development of the Business

Three Year History, page 4

3.	We note your response to our prior comment 24 and request that you please include a draft of your proposed disclosure to be made in future filings.

The Company proposes to define the term “Instore branch” in future filings as limited service branches that are located in grocery stores.

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Legal Proceedings and Regulatory Actions, page 13

4.	We note your response to our prior comment 25 and request that you please include a draft of your proposed disclosure to be made in future filings.

The Company proposes to include the following disclosure on the above-referenced matter in future filings:

On November 10, 2010, the Ontario Securities Commission (the “Commission”) approved a Settlement Agreement between BMO Nesbitt Burns Inc. (“BMONB”), a subsidiary of the Bank, and Staff of the Commission, whereby BMONB agreed to pay $3 million plus costs in the amount of $0.3 million. The Settlement Agreement was in connection with BMONB’s role as lead underwriter in the 2005 initial public offering of securities of FMF Capital Group Ltd. (“IPO”). For the purposes of the settlement, BMONB admitted that at times BMONB conducted due diligence for the IPO in a manner that did not comply with reasonable underwriting practices. In particular, BMONB admitted that it or its agents should have made further inquiries on issues that it had identified and should have consulted more broadly on the results of its inquiries. The Settlement Agreement is available on the website of the Ontario Securities Commission.

Marshall & Ilsley Corporation

Form 10-K for the Fiscal Year Ended December 31, 20101

Note 8. Loans and Leases, page 115

5.	Please revise future filings to clearly identify and provide a breakdown of the recorded investment of your loan portfolio segments and classes of financing receivables.

The Staff is respectfully advised that the recorded investment of M&I’s loan and lease portfolio by segments and classes of financing receivables is presented in Note 9 - “Allowance for Loan and Leases to the Consolidated Financial Statements.”

[1]	The responses to comments 5, 6 and 7 were provided by M&I.

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In future filings, M&I will add the following reference to the end of the Loans and Leases Note to the Consolidated Financial Statements:

See Note 9. Allowance for Loan and Leases for disclosures of the recorded investment of the Corporation’s loan and lease portfolio by segments and classes of financing receivables that is used in the determination of the allowance for loan and lease losses.

Note 9. Allowance for Loan and Lease Losses, page 116

6.	In your collective loan impairment disclosure you state that historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type. Please revise future filings to present additional granularity regarding any adjustments made to historical losses. Please discuss adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that is the basis for the adjustments.

In future filings, M&I will provide additional granularity regarding any adjustments made to historical losses and will discuss adjustments made by class or portfolio segment for each period presented along with the facts and circumstances that are the basis for the adjustments.

M&I proposes to include substantially the following disclosure in future filings, as facts and circumstances warrant:

For criticized loans and leases, more recent historical loss information forms the basis to determine the estimates of losses inherent in the pools at the measurement date. For the other strata of loans and leases, longer-term historical loss information is used to form the basis to determine the estimates of losses inherent in the pools at the measurement date. Longer-term historical loss information is expected to be representative of inherent losses over an entire business cycle. Historical loss information is updated quarterly to reflect current experience. Historical loss information may be adjusted for portfolio trends, the effect of loan sales and factors that may be unique to a particular loan or lease type to ensure the loss rates ultimately used are appropriate at the measurement date. Selecting the appropriate loss rates that are used to determine the estimates of losses inherent in the pools at the measurement date requires significant judgment.

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For the years ended December 31, 2010 and 2009, historical loss rates used to determine the allowance for loan losses for commercial loans and leases collectively evaluated for impairment were adjusted to exclude charge-offs recognized in 2007, 2008 and 2009 related to one large commercial loan to a borrower in the business of subprime lending and servicing. Those charge-offs were excluded because that loan was not representative of the underlying businesses or collateral existing in the Corporation’s commercial loan portfolio at those measurement dates.

Historical loss rates used to determine the allowance for loan losses for commercial real estate loans and leases collectively evaluated for impairment at December 31, 2010 and 2009 were adjusted to exclude charge-offs in 2009 and 2010 related to one large commercial real estate loan relationship that consisted of multiple geographically dispersed commercial real estate loans in a specialty niche of the hospitality / lodging industry. Those charge-offs were excluded because they were not considered representative of typical hospitality / lodging or other commercial real estate loans existing in the Corporation’s loan portfolios at the measurement dates due to the nature of the specialty niche and the fact that many of the projects were outside of the Corporation’s markets.

Historical loss rates used to determine the allowance for loan losses for residential real estate loans and home equity loans and lines of credit collectively evaluated for impairment at December 31, 2010 and 2009 were adjusted to exclude charge-offs associated with the bulk sale of distressed residential real estate loans and home equity loans and lines of credit in 2009. Those charge-offs were excluded because bulk loan sales of residential real estate loans and home equity loans and lines of credit by the Corporation have been infrequent and the loss severity associated with the bulk loan sale was not considered representative of the losses typically associated with collection activities for residential real estate loans and home equity loans and lines of credit.

7.

You also state that the second element of your collective loan impairment methodology reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses and that reserve ranges may be allocated to industry segments due to environmental conditions unique to the measurement period. Please revise future filings to present additional granularity regarding the amount of the allowance allocated to each class or portfolio segment that is the result

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of the second element and discuss any trends or changes from prior periods related to this element.

In future filings, M&I will provide additional granularity regarding amounts of the allowance for loans and leases in each class or portfolio segment that is the result of the second element of M&I’s collective loan impairment methodology and discuss any trends or changes from prior periods related to this element, if material.

The total allowance amount related to the second element across all classes and portfolio segments amounted to $30.0 million at December 31, 2010 and $10.0 million at December 31, 2009. Based on the recorded allowance for loan and lease losses of $1,387.6 million at December 31, 2010 and $1,480.5 million at December 31, 2009, the Corporation concluded that the amount of the allowance for loan and lease losses attributable to the second element was not material and no further disclosure was required.

M&I proposes to include substantially the following disclosure in future filings, as facts and circumstances warrant:

The second element reflects management’s recognition of the uncertainty and imprecision underlying the process of estimating losses. From time to time, the Corporation has identified certain loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management’s judgment, reserve ranges may be allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions. At December 31, 2010 and 2009, the amount of allowance for loan and lease losses attributable to the second element was not material.

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In connection with the foregoing, and with respect to the Company’s and M&I’s filings under the Exchange Act of 1934, as amended, the Company and M&I respectively acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please contact me at (212) 558-4789 should you require further information or have any questions.

Sincerely,

/s/ C. Andrew Gerlach
C. Andrew Gerlach

cc:	Conni Gibson
(Bank of Montreal)

Randy Erickson
(Marshall & Ilsley Corporation)

Nicholas G. Demmo
(Wachtell, Lipton, Rosen and Katz)